

Aurora *Platinum Corp.*

PO Box 10102
1650-701 W Georgia St
Vancouver, BC
Canada V7Y 1C6
T 604 687 7778
F 604 688 5175

info@auroraplatinum.com
www.auroraplatinum.com

Unit G
1988 Kingsway
Sudbury, ON
Canada P3B 4J8
T 705 525 0992
F 705 525 7701

BY MAIL

February 3, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA


05005806

Dear Sirs:

Re: Aurora Platinum Corp. (the "Company") - File 82-34760

Enclosed please find the Company's documents disseminated during the month of January 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Aurora Platinum Corp.



Susy H. Horna
Executive/Legal Assistant


PROCESSED
FEB 17 2005
THOMSON
FINANCIAL



Aurora *Platinum Corp.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC
Canada V7Y 1C6

t 604 687-7778
f 604 688-5175
info@auroraplatinum.com
www.auroraplatinum.com

News *Release*

AURORA PLATINUM CORP. EXPLORATION UPDATE
DRILLING RESUMES ON ITS SUDBURY, ONTARIO PROJECTS, AND COMMENCES ON ITS TEMISCAMINGUE, QUÉBEC PROJECT

January 20, 2005

Vancouver, BC - **Aurora Platinum Corp. (ARP-TSXV)** reports today that drilling resumed on its Sudbury projects, and a new drill program will be initiated on its Temiscamingue Joint Venture Project with Fieldex Exploration Ltd.

On January 10, 2005, drilling resumed on hole OF-02, a Foy Joint Venture (Aurora 60%/Falconbridge 40%) hole targeting a 250 metre by 300 metre conductor modeled from a previously run borehole UTEM 4 (electromagnetic) survey (drillhole OF-01). The conductor is at a vertical depth of 880 metres and is interpreted to lie along the hanging wall of the Foy Offset Dyke in the vicinity of a modeled flexure in the dyke. This target is located 900 metres east and down plunge of the near surface NI-15 intersection (see News Release dated February 12, 2003) that reported an intersection of massive sulphide from surface to 17.87 metres grading 1.69% nickel, 0.43% copper, 0.07% cobalt, 0.23 grams per tonne gold, 0.64 grams per tonne platinum and 0.88 grams per tonne palladium, and included a 6.02 metre higher grade zone from 9.65 metres to 15.67 metres that gave a weighted average grade of 4.38% nickel, 0.93% copper, 0.16% cobalt, 0.55 grams per tonne gold, 1.27 grams per tonne platinum and 1.75 grams per tonne palladium. Drilling along this corridor has resulted in several significant sulphide intersections rich in nickel, copper, platinum, and palladium (see News Releases dated May 3, 2004; June 14, 2004 and September 14, 2004). Geophysical results and drilling to date indicate that the sulphides represent a pipe-like or sub vertical, ribbon-like body exhibiting a moderately steep westerly plunge. This phase of drilling will consist of three holes (totaling 4,000 metres) and will focus on exploring the mineralized corridor down-plunge to the west. Geophysical electromagnetic (UTEM-4) surveys have been completed on all existing boreholes with subsequent modeling of the results in progress.

Within the Nickel Lake Joint Venture (Aurora/Inco Limited), previously drilled boreholes NI-20, NI-21, NI-22, NI-25, and NI-25-A have established the presence and continuity of the Nickel Lake Zone, a 100 metre long conductive and sulphide mineralized zone that extends in excess of 435 metres in depth along the hanging wall of the offset dyke. The latest borehole, NI-24-A, a wedge hole drilled off NI-24, was drilled to test the projected western down-plunge extension of the Nickel Lake Zone. The hole intersected a 26.55 metre section (776.30 metres to 802.85 metres) containing approximately 10% to 15% sulphide mineralization, of which a 4.98 metre section returned grades of 0.62% copper and 0.81% nickel. A borehole UTEM-4 electromagnetic geophysical survey has been completed and preliminary modeling indicates that the drillhole intersected the upper portion of a strong channel 1 conductor.

In a News Release dated April 7, 2004 new high-grade Cu-Ni-Au-Ag-PGM mineralization was reported from the Crazy Creek Zone, located within the offset dyke approximately four kilometres west of the Nickel Lake Zone. In July 2004, the Company completed fifteen line kilometres of surface IP to help identify additional Crazy Creek-type targets and to further delineate known mineralization along strike. Processing of the geophysical data has been completed and drill targets defined.

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A deep penetrating surface electromagnetic survey within the lower Foy Joint Venture ground (Aurora 60%/Falconbridge 40%) is currently in progress and should be finished by the end of January. This ground covers an unexplored part of the Sudbury Igneous Complex (SIC) contact just west of Falconbridge's Roland Lake Deposit, as well as a highly prospective and distinctive protuberance of SIC norite that extends over 200 metres into the footwall and is associated with zones of well-defined Late Granite Breccia and Sudbury Breccia. Both the Late Granite Breccia and Sudbury Breccia are favoured host rocks for footwall mineralization. Recent mapping in the area has resulted in the discovery of several new sulphide showings within the norite protuberance. A winter drill program will target conductive zones, as determined from the geophysical survey, as well as provide borehole geophysical platforms to test the SIC contact and norite protuberance at depth.

Drilling has also commenced on Aurora's 100% owned North Range Project. Throughout 2004, the Company carried out extensive prospecting and mapping activities within its extensive North Range claim group, located a few kilometres north of the SIC. Work focused on identifying areas most prospective for hosting typical Sudbury Footwall-style copper, platinum, palladium and gold mineralization hosted by Sudbury Breccia belts developed within footwall rocks. Recent footwall-style discoveries by Wallbridge Mining Company on ground adjacent to Aurora's have confirmed the area's potential for hosting this type of mineralization. Initial drill targets will consist of ground electromagnetic anomalies in association with favourable geology/geochemistry.

A fixed-wing airborne magnetic survey was completed in June 2004, covering all the Company's Temiscamingue Joint Venture Project area in Québec (Aurora 50%/Fieldex Exploration Inc. 50%). Data from this survey was merged with three other detailed airborne surveys that Aurora had previously flown throughout the Temiscamingue region. The resulting product helped define initial target areas that were investigated in the first phase of field activities which consisted of prospecting, reconnaissance mapping, outcrop stripping and washing, detailed mapping, and channel sampling. As previously reported (see News Release September 16, 2004), the results of this program led to the discovery of new gold showings and the significant expansion of some previous known showings. Initial grab samples of some of these areas returned gold values of 59.8 grams, 42.7 grams, 18.35 grams, and 16.05 grams per tonne. On January 15, 2005, the Joint Venture will initiate a first phase 3,000 metre drill program to further test some of the showings of interest.

Highlights of 2004/Field Exploration Program – Temiscamingue Joint Venture

Occurrence	Assay Result Highlights	Description
Petosa	59.8 g/t Au, 18.0 g/t Au, 7.43 g/t Au (grab samples)	Gold mineralization occurs within quartz veins and strongly sheared, silicified and sericitized quartz diorite.
Gauthier	19.0 g/t Au (grab sample), 5.47 g/t Au (1 m channel sample), 7.48 g/t Au (1 m channel sample), 11.15 g/t Au (0.5 m channel sample)	Quartz ankerite veins cutting sheared gabbro. The 15 metre wide shear zone returned anomalous gold values over its entire exposed 100 metre length from 0.2 g/t Au to 19.0 g/t Au.
Belleterre	16.0 g/t Au, 12.0 g/t Au (grab samples)	Mineralization in quartz vein hosted by a 3 metre wide highly sheared gabbro.
Harding East	0.97% zinc, 0.22% copper, 0.17% nickel (channel samples)	Intensely altered and deformed mafic to ultramafic schist hosted by gabbroic rocks.
Roy	2.03 g/t Au, 0.86% copper, 1.25% zinc (grab samples)	Pyrite and chalcopyrite mineralized pillow and pillow breccia basalt.
Sisco	2.0 g/t Au (grab sample)	Quartz vein cutting sheared gabbro.
Lac Bluff	1.75 g/t Au, 0.55% Cu (grab samples)	Interbedded dacitic tuff and volcaniclastic rocks (7% combined pyrite and chalcopyrite).
Bellehumeur	2.0 g/t Au, 4.36% copper (grab samples)	Intensely sericitized and silicified mafic volcanic and gabbroic rocks.

...more

New areas favourable for hosting nickel-copper-platinum group metals deposits have also been identified and prospected. A helicopter borne electromagnetic survey of over 1,300 total line kilometres was completed in late December 2004 on the komatiitic and gabbroic terrains to locate conductors indicative of massive sulphide mineralization for subsequent drilling this winter.

The Temiscamingue Joint Venture Project is being supervised by Dr. Michael J. Byron (P.Geo), the Qualified Person for this Project.

Aurora Platinum Corp. is actively exploring for nickel-copper-PGM deposits in Ontario and Québec. It has a joint venture with Fieldex for exploration of the 36,000 hectare Temiscamingue Nickel-Copper-PGM and Gold Project in western Québec. The Company also has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and option/joint ventures with Inco Limited including the AEM Project in northwestern Ontario and the AEM Abitibi Project in eastern Ontario/western Québec and the Nickel Lake Project in the Sudbury District. The Company has exposure to gold and base metals exploration through its 18.9% interest in Lake Shore Gold Corp. and diamonds through its 24.6% interest in Superior Diamonds Inc.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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For more information please contact:

Daniel G. Innes, President & CEO
Aurora Platinum Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

Dr. Michael J. Byron, VP, Exploration
Aurora Platinum Corp.
1988 Kingsway, Unit G
Sudbury, ON Canada P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701
E-mail: mbyron@auroraplatinum.com
www.auroraplatinum.com